ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 30, 2018	Robert Schmidt
(617) 951-7831
Robert.Schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AllianzGI Convertible & Income Fund II

(File Nos. 333-            , 811-21338)

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of AllianzGI Convertible & Income Fund II, a Massachusetts business trust.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $124.50 through the Fedwire system to US Bank.

Please direct any questions or comments regarding this filing to me (at 617-951-7831) or to David C. Sullivan (at 617-951-7362).

Sincerely,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	David C. Sullivan, Esq.

Craig Ruckman, Esq.

Angela C. Jaimes, Esq.